UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-13928

Royal Bank of Canada

(Translation of registrant’s name into English)

200 Bay Street	1 Place Ville Marie
Royal Bank Plaza	Montreal, Quebec
Toronto, Ontario	Canada H3B 3A9
Canada M5J 2J5	Attention: Senior Vice-President,
Attention: Senior Vice-President,	Associate General Counsel
Associate General Counsel	& Secretary
& Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K and exhibit 99.1 hereto are incorporated by reference as exhibits into the Registration Statement on Form F-3 (File No. 333-259205) and the Registration Statements on Form S-8 (File Nos. 333-12036, 333-12050, 333-13052, 333-13112, 333-117922, 333-207754, 333-207750, 333-207748 and 333-252536).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: September 17, 2021	By:	/s/ Karen E. McCarthy
Name: Karen E. McCarthy
Title: Senior Vice-President, Associate General Counsel & Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	RBC announces changes to Group Executive Committee